333-114874

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
HONDA MOTOR CO., LTD.
(Honda Giken Kogyo Kabushiki Kaisha)
(Exact name of Issuer of deposited securities as specified in its charter)
Japan
(Jurisdiction of Incorporation or organization of Issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza
New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)
Tetsuo Oshima
Honda North America, Inc.
540 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 355-9191
(Address, including zip code, and telephone number of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ☐ on (date) at (time)
If a separate registration statement has been filed to register the deposited shares, check the following box.   ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of Common Stock of Honda Motor Co. Ltd.	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-14228. This Registration Statement constitutes Post-Effective Amendment No. 2 to Registration Statement No. 333-14228.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt ("Receipt" or "ADR") filed as Exhibit (a) to this Registration Statement.

2

PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

1	Name of depositary and	Face of Receipt; introductory
	address of its principal	paragraph and bottom
executive office

2	Title of American Depositary	Face of Receipt, top and
	Receipts and identity of	introductory paragraph
deposited securities

Terms of Deposit:

	(i) The amount of deposited	Face of Receipt, introductory
	securities represented by	paragraph
one unit of American
Depositary Receipts

	(ii) The procedure for voting,	Reverse of Receipt, paragraphs
	if any, the deposited	14, 15 and 24
securities

	(iii) The collection and	Face of Receipt, paragraph 7;
	distribution of dividends	Reverse of Receipt, paragraph 12

	(iv) The transmission of	Reverse of Receipt, paragraphs
	notices, reports and	15 and 17
proxy solicitation material

	(v) The sale or exercise of	Face of Receipt, paragraph 7;
	rights	Reverse of Receipt, paragraph 13

	(vi) The deposit or sale of	Face of Receipt, paragraph 7;
	securities resulting from	Reverse of Receipt, paragraphs
	dividends, splits or plans	12, 13, and 16
of reorganization

3

Location in Form of
		Item Number	Receipt Filed
		and Caption	Herewith as Prospectus

	(vii)	Amendment, extension or	Face of Receipt, paragraph
		termination of the deposit	9; Reverse of Receipt,
		agreement	paragraph 21

	(viii)	Rights of holders of Receipts	Reverse of Receipt, paragraph 17
to inspect the transfer books
of the Depositary and the
lists of holders of Receipts

	(ix)	Restrictions upon the right	Face of Receipt, paragraphs
		to deposit or withdraw the	3, 4, 5, 6 and 7
underlying securities

	(x)	Limitation upon the liability	Reverse of Receipt, paragraphs
		of the Depositary and/or the	18 and 19
Company

3		Description of all fees and	Face of Receipt, paragraph 10
charges which may be imposed
directly or indirectly against
the holders of Receipts

Item 2. AVAILABLE INFORMATION
Location in Form of
		Item Number	Receipt Filed
		and Caption	Herewith as Prospectus

2(b) Statement that the foreignReverse of Receipt, paragraph (23)
issuer is subject to the periodic
reporting requirements of the Securities
Exchange Act of 1934 and, accordingly, files
certain reports with the Securities and Exchange
Commission

4

  PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Amendment to Deposit Agreement, including form of American Depositary Receipt. Filed herewith.

(b)	Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)	Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Previously Filed.

(e)	Certification under Rule 466. Filed herewith.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 28, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., as Depositary

By /s/Joseph M. Leinhauser
Name:Joseph M. Leinhauser
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Honda Motor Co., Ltd. (Honda Giken Kogyo Kabushiki Kaisha) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on June 28, 2006.

HONDA MOTOR CO., LTD.
(Honda Giken Kogyo Kabushiki Kaisha)

By: /s/Kunio Endo
Name:Kunio Endo
Title:General Manager of Finance Division

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Takeo Fukui, Satoshi Aoki and Fumihiko Ike, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of June 28, 2006.

Name	Title

/s/Takeo Fukui	President and Representative Director
Takeo Fukui	(Chief Executive Officer)

/s/Satoshi Aoki	Executive Vice President and Representative Director
Satoshi Aoki

Senior Managing and Representative Director
Minoru Harada

/s/Motoatsu Shiraishi*	Senior Managing and Representative Director
Motoatsu Shiraishi

/s/Satoshi Dobashi*	Senior Managing and Representative Director
Satoshi Dobashi

/s/Atsuyoshi Hyogo*	Senior Managing and Representative Director
Atsuyoshi Hyogo

/s/Satoshi Toshida*	Senior Managing and Representative Director
Satoshi Toshida

Senior Managing and Representative Director
Koki Hirashima

Senior Managing and Representative Director
Koichi Kondo

/s/Mikio Yoshimi*	Senior Managing and Representative Director
Mikio Yoshimi

/s/Toru Onda*	Managing Director
Toru Onda

/s/Akira Takano*	Managing Director
Akira Takano

/s/Shigeru Takagi*	Managing Director
Shigeru Takagi

/s/Hiroshi Kuroda*	Managing Director
Hiroshi Kuroda

Managing Director
Tetsuo Iwamura

/s/Tatsuhiro Oyama*	Managing Director
Tatsuhiro Oyama

Director
Satoru Kishi

Director
Kensaku Hogen

Director and Advisor
Hiroyuki Yoshino

/s.Fumihiko Ike	Director
Fumihiko Ike	(Chief Financial and Accounting Officer)

/s/Tetsuo Oshima*	Authorized Representative
in the United States
Tetsuo Oshima

By:/s/Takeo Fukui
Name: Takeo Fukui
Title: Power of Attorney